Q1 c
EXHIBIT L
to the
Distribution Plan

MONEY MARKET OBLIGATIONS TRUST:

Liberty U.S. Government Money Market Trust
Class C Shares

     This Distribution Plan is adopted
by Money Market Obligations Trust with
respect to the portfolios
of the Trust set forth above.
     As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.75 of 1% of the average aggregate net asset value of the portfolios of Money Market Obligations Trust held during the month.
     Witness the due execution hereof this
1st day of March, 2005.


MONEY MARKET OBLIGATIONS TRUST


By:  /s/ J. Christopher Donahue
Name:  J. Christopher Donahue
Title:  President













Current as of:  8/18/94